VIA COURIER AND EDGAR

January 10, 2013

Re:	Capital Trust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 14, 2012
Form 10-Q for the Fiscal Quarter Ended September 30, 2012
Filed November 14, 2012
File No. 001-14788

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Gordon:

On behalf of Capital Trust, Inc., we are responding to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 28, 2012, regarding our Form 10-K for the year ended December 31, 2011 filed on February 14, 2012 (our “2011 Form 10-K”) and our Form 10-Q for the quarter ended September 30, 2012 filed on November 14, 2012 (our “Third Quarter 2012 Form 10-Q”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed 2011 Form 10-K and Third Quarter 2012 Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2011

Asset Management, page 39

1.	Please revise in future Exchange Act periodic filings to more clearly define the criteria for loans and securities being categorized as “watch list assets.”

410 Park Avenue • 14th Floor New York, New York 10022 • 212.655.0220 • Fax 212.655.0044

Mr. Daniel L. Gordon

January 10, 2013

In response to the Staff’s comment, we confirm that in future filings we will more clearly define the criteria for loans and securities categorized as “watch list assets.” Specifically, we will revise our existing discussion of watch list assets to be substantively similar to the following:

Watch List Assets include loans and securities which are currently performing, but pose a higher risk of non-performance and/or loss. The primary determinant of Watch List status is the internal risk rating of our loans and securities, each of which is rated “1” (lowest risk) to “8” (highest risk) as part of management’s periodic review of our investment portfolio.

See Note 2 and Note 4 to our consolidated financial statements for a further discussion of our internal loan risk ratings, which are based on both the performance of the loans and that of the underlying collateral assets. Our internal risk ratings for our securities also run from “1” (lowest risk) to “8” (highest risk) and similarly focus on the performance of the underlying collateral, in particular on our estimation of probable losses on the commercial mortgage loans which underlie our securities investments, and the degree to which our positions are insulated from those losses by other third-party positions in the securitizations that are subordinate to our positions.

Watch List Assets include both loans and securities with an internal risk rating of “4”. Our loans and securities with an internal risk rating of “5” or higher have, in most cases, been impaired. In certain limited circumstances, however, assets rated “5” or higher have not been impaired and in such cases are also included as Watch List Assets.

III. Non-GAAP Disclosures: Adjusted Balance Sheet and Operating Results, page 51

2.	Please tell us how you determined that presentation of a full non-GAAP balance sheet and income statement was appropriate, and does not attach undue prominence to the non-GAAP information. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, we advise the Staff that beginning with our Form 10-Q for the quarter ended March 31, 2012, we ceased including a non-GAAP income statement as a result of the de-consolidation of CT Legacy Asset (see Comment 4 below). Following that de-consolidation, we no longer believed that the non-GAAP income statement presentation provided additional meaningful information to financial statement users. Furthermore, as a result of our December 19, 2012 transaction with affiliates of The Blackstone Group L.P. (as noted in our Form 8-K filed on December 21, 2012), CT CDO II and CT CDO IV will be de-consolidated from our financial statements. Therefore, beginning with our Form 10-K for the year ended December 31, 2012, we will not disclose any full non-GAAP financial statements.

In addition, we advise the Staff that in March 2011 and for the applicable subsequent periods, we considered Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, and in each period did not believe that our full non-GAAP balance sheet and income statement attached undue prominence to the non-GAAP information for the following reasons:

•

we presented the discussion of consolidated operations in accordance with GAAP (under “—II. Discussion of Consolidated Operations of Capital Trust, Inc.”) prior to the non-GAAP adjusted information under a separately captioned subheading (“—III. Non-GAAP Disclosures: Adjusted Balance Sheet and Operating Results”) in the management’s discussion and analysis of financial condition;

Mr. Daniel L. Gordon

January 10, 2013

•	we included the most directly comparable GAAP information in the first column of each of the non-GAAP tables for each line item presented; and

•

we provided extensive cautionary language that, among other things, makes clear that the adjusted balance sheet and operating results were not presented in accordance with GAAP and should not be viewed as an alternative or substitute for our GAAP balance sheet and operating results.

To provide further background, we advise the Staff that due to the complexity of our GAAP financial statements caused by, among other things, our consolidated securitization vehicles, we initially developed our non-GAAP financial statements as a management tool, and focused our internal assessment of performance on our non-consolidated statements of financial position and operating results. Furthermore, as we communicated with our lenders, investors, and other constituents, we noted a common theme that our consolidated financial statements were not clearly understood by these various parties. After careful consideration, we shared these non-GAAP measures with the aforementioned stakeholders, who expressed their opinion that our non-GAAP presentation was highly informative. Management believed that if we and these stakeholders found the non-GAAP financial information valuable, that it was appropriate to provide them to our shareholders in management’s discussion and analysis of financial condition as a supplement to the existing consolidated disclosures. Accordingly, we began disclosing and discussing a non-GAAP balance sheet and income statement on our Form 10-Q for the quarter ended March 31, 2011.

Consolidated Balance Sheet, page F-6

3.	We note that you separately present the assets and liabilities of consolidated VIEs on your balance sheet. In future filings, please recast your balance sheets to present the consolidated totals for each line item required by Regulation S-X. Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included in the preceding balance sheet.

In response to the Staff’s comment, we confirm that, in future filings, our balance sheets will be presented with the consolidated totals for each line item required by Regulation S-X, and include a table following the consolidated balance sheets to present the assets and liabilities of consolidated variable interest entities.

Mr. Daniel L. Gordon

January 10, 2013

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Note 1. Organization, page 7

4.	Please tell us how you determined you ceased to be the primary beneficiary of CT Legacy Asset as a result of the February 2012 refinancing.

In response to the Staff’s comment, we advise the Staff that in February 2012, we entered into a refinancing transaction with JP Morgan whereby JP Morgan was afforded certain rights with respect to the ongoing activities of CT Legacy Asset.

The ongoing activities of CT Legacy Asset comprise the management and liquidation of its portfolio of loans and securities. With limited exceptions for protective advances or similar investments, the ongoing activities do not include the making of any new investments. The activities that would most significantly impact the economic performance of CT Legacy Asset, therefore, are those related to the modification or sale of its investment portfolio. While we have the power to initiate loan modifications or asset sales, such actions are subject to the approval of JP Morgan. ASC 810-10-25-38D states that “power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power.” Based on the approval rights held by JP Morgan, we concluded that the power to direct the activities of CT Legacy Asset that most significantly impact its economic performance was shared between us and JP Morgan. Under ASC 810-10-25-38D, if power is shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, then no party is the primary beneficiary.

Note 12. Fair Values, page 41

5.	We note your disclosure that the key assumptions for significant unobservable inputs in determining the fair value of the CT Legacy Asset include loss severities ranging from 0% to 100% against the underlying assets. Please revise in future filings to provide more detailed disclosure regarding the assumptions related to loss severities in order to make this disclosure meaningful. Provide us with your proposed disclosure.

In response to the Staff’s comment, we confirm that, in future filings, we will provide more detailed disclosure regarding the assumptions related to loss severities. As requested, below is our proposed disclosure. Revisions responsive to your comment appear in bold text.

Mr. Daniel L. Gordon

January 10, 2013

The fair values of each type of asset recorded at fair value using Level 3 inputs are determined by an internal committee comprised of senior management including our chief executive officer, chief financial officer and our chief credit officer and head of asset management. The following methods and assumptions were used to estimate the fair value of each type of asset and liability which was recorded at fair value as of September 30, 2012:

Investment in CT Legacy Asset: We have elected the fair value option of accounting for CT Legacy REIT’s investment in CT Legacy Asset, pursuant to which we record this investment at fair value rather than at our historical cost investment amount. We made this election due to our determination that the fair value of the investment in CT Legacy Asset, as a net liquidating portfolio of assets subject to a non-recourse repurchase facility, is more meaningful and indicative of our interests in CT Legacy Asset than equity method accounting. Consequently, we arrive at the fair value of our investment in CT Legacy Asset by discounting the net cash flows expected to be distributed to its equity holders after the repayment of the repurchase facility. To determine the expected net cash flows of CT Legacy Asset, management estimates the timing and recovery amount for each of its assets, and then applies the proceeds to first satisfy the repurchase facility. The remaining cash flows are discounted to their present value to arrive at the fair value of CT Legacy Asset. The key assumptions for significant unobservable inputs are: (i) a discount rate of 20%, and (ii) various loss severities applied to the underlying assets. A change in the discount rate used by 100 basis points would change the fair value of CT Legacy REIT’s investment in CT Legacy Asset by $2.3 million.

The following table details the range of loss severity assumptions applied to the underlying assets of CT Legacy Assets as of September 30, 2012 (dollars in thousands):

Assets with Loss Severities as of September 30, 2012 Ranging from:
(no. of loans/aggregate principal balance)
Asset Type	0-25%	26-50%	51-75%	76-100%	Total
Senior mortgages	3 /$56,033	- / $-	1 /$24,700	- / $-	4 /$80,733
Subordinate interests in mortgages	3 / 50,307	1 /1,212	- / -	2 /43,448	6 / 94,967
Mezzanine loans	5 / 73,816	- / -	- / -	1 /54,824	6 /128,640
Securities	3 / 11,120	1 /4,265	1 / 1,783	7 /118,266	12 /135,434

Total	14 /$191,276	2 /$5,477	2 /$26,483	10 /$216,538	28 /$439,774

*            *             *

Mr. Daniel L. Gordon

January 10, 2013

At the request of the Staff, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 655-0247 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

CAPITAL TRUST, INC.

/s/ Geoffrey G. Jervis
Geoffrey G. Jervis
Chief Financial Officer

cc: Securities and Exchange Commission

            Mr. Jonathan Wiggins